FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 15, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: December 15, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 03-22 December 15, 2003

TURKISH PROJECTS UPDATE

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) is pleased to provide the following update on exploration and development activities in Turkey being carried out through its Turkish subsidiary Tüprag Metal Madencilik San ve Tic. Ltd. Sti. (“Tuprag”).

Kisladag Permitting

The Ministry of Health in Turkey has now issued the Establishment Permit for the Kisladag gold project.  The Company’s 100% owned Kisladag project containing 5.1 million ounces of gold in proven and probable reserves is being advanced through the permitting process with construction planned to commence Q2 2004.  The Establishment Permit provides approval for water use and effluent discharge plans, as well as defining the health protection zone and medical treatment facilities for the mine operation.  Two permits remain to be obtained prior to construction and the commencement of production.  These permits, the Opening Permit and the Construction Permit, are anticipated early in 2004 allowing construction to commence Q2 2004.

Exploration

Drilling programs carried out in the second half of 2003 focused on three prospects located in the Biga peninsula of western Turkey.  Previous work in these areas identified mineralized targets, which are being drill tested using the Company’s reverse circulation drill rig.  Total drilling on these projects is expected to reach approximately 1600 meters by year-end.

Subeylidere

Reverse circulation (“RC”) drilling has been initiated at the Subeylidere prospect in the Biga Peninsula where previous exploration work identified several quartz vein structures in volcanoclastic rocks, hosted in andesitic flows.  High-grade gold values were found in surface trenching in chalcedonic and quartz veins structures in this high-level epithermal system.  A total of 5 drill holes are planned to test vein mineralization along a NE trending structure and a second bulk tonnage stockwork target which lies below an opaline silica flooding zone along strike.

The first hole completed in this program has intersected quartz mineralization at a depth of six meters, with gold values of 6.8 g/t over 1 meter.  Drilling will continue on the prospect through to 2004.

Keditasi

A total of 748 meters of RC drilling have been carried out on the Keditasi prospect to test a bulk tonnage high sulfidation target trending ENE along a silica ridge previously identified through soil geochemical sampling.  Drill testing of an anomaly associated with high-grade rock samples on the eastern end of the 600 meter by 150 meter main zone has failed to locate significant mineralization.  Drill results in the west of the zone have encountered anomalous Au and Ag values associated zones of vuggy silica and advanced argillic alteration.  Three drill holes in this area identified a flat lying silica structure.  These drill zones failed to penetrate the vuggy zone due to poor ground however detectable gold was found at the contact zone.  Drill hole KTR 02 intercepted 16 meters grading 0.73 g/t including 6 meters at 1.37 g/t Au.

The Company plans to drill three additional holes using a diamond core drill to penetrate the silica zone and to trace the mineralization north beyond the surface anomaly.  Diamond core drilling will begin in early 2004.

Yatiktas

Prior exploration work at the Yatiktas prospect identified an epithermal vein system extending approximately 1200 meters along a contact between basement schist and a granitic dike.  A total of 459 meters of RC drilling has been carried out test 700 meters of the main vein structure along strike.  The structure was intersected in each of the 8 holes drilled cutting average vein thickness of 10 meters, similar to widths seen on surface.  Drilling showed that the vein is surrounded by a low-grade stockwork zone which varies in thickness from 2 to 15 meters.

Assay results show the average grade encountered across the full width of the main vein to be 1.5 g/t Au, dropping to 1.17 g/t over the total mineralized zone.  Higher grades were encountered along the locally enriched footwall contact, where the best intercept ran 7.3 g/t over 4 meters.  Continuity of the contact zone will be tested along strike in 2004.

Reconnaissance

District reconnaissance work has focused on new license areas in north central Turkey acquired in 2003.  A total of 7 new license blocks are being evaluated using ground based exploration techniques.  Targets in the area range from epithermal vein systems to bulk tonnage porphyry systems.  Early results from stream sediment and rock chip sampling on three of the prospects evaluated in 2003 have returned encouraging results.  A follow up program being developed for 2004 will see more extensive exploration work on new targets and continued evaluation of the remaining licenses.

Joint Venture

The Company continues to work with Demir Export, through a Joint Venture Exploration Agreement signed in 2001 (the “JV”).  The JV agreement covers western Turkey where reconnaissance work has defined specific areas for follow up.  Two additional license areas have recently been obtained covering extensive alteration zones of interest.

Tüprag has completed evaluation of the KS Prospect located in central Turkey brought to the JV by Demir.  The prospect has been returned to Demir following drill testing of surface geochemical and magnetic anomalies which failed to identify significant mineralization.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey; two countries that we believe have substantial geological potential.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado’s properties and expectations of growth.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

920-1055 W. Hastings St.,

Fax: 604.687.4026

Vancouver, BC V6E 2E9

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com